                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November                                                , 1997,
                ---------------------------------------------------------
   Zindart Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

Flat C & D, 25/F., Block 1, Tai Ping Industrial Centre, 57,
Ting Kok Road, Tai Po, N.T.,
--------------------------------------------------------------------------------
Hong Kong
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F  [X]        Form 40-F  [ ]

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes   [X]             No  [ ]

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                 ZINDART LIMITED
                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                               SEQUENTIAL PAGE

Press Release Issued November 4, 1997...................................             3

Supplemental Information to Press Release issued November 4, 1997.......             5

Tuesday November 4 8:05 AM EST

Company Press Release

ZINDART SECOND QUARTER: REVENUES UP 16.8% TO $19.2 MILLION. NET
INCOME UP 55.6% TO $2.2 MILLION

HONG KONG--(BUSINESS WIRE)--Nov. 4, 1997--Zindart Limited (NASDAQ/NMS: ZNDTY) recorded net income of $2.2 million in the second quarter of fiscal year 1998, ended September 30, 1997, up 55.6% from $1.4 million of same period in the prior year.

Net sales increased to $19.2 million from $16.4 million in the second quarter of fiscal 1997. Earnings per share were $0.33 versus $0.29 in the prior year, up 13.8% despite an increase in outstanding shares. Orders on hand totaled $30.6 million, once again reflecting the strength shown at the end of the first quarter.

First Half Results

For the six month period ended September 30, 1997, revenues were up 10.3% to $35.7 million from $32.40 in fiscal 1997. Net income of $4.4 million in 1998 versus $2.8 million for the first half of 1997 was up 57%. Earnings per share of $0.65 (on 6,714,000 weighted average number of shares outstanding) were up 16% from $0.56 (on 5,000,000 weighted average number of shares outstanding) in the prior year.

Growth Initiatives

At the end of the first quarter of fiscal 1998, Chief Operating Officer and Chief Financial Officer Feather Fok stated that the Company was working on sustaining and increasing its top-line growth rate on a number of fronts. This effort progressed during the second quarter. The relocation of production to the Company's expanded facility at Dongguan continued on schedule. Orders-on-hand from each of the Company's major customers, as of September 30, 1997 were strong, as compared to prior year. The Company's stated policy is to continue building its marketing infrastructure with a view to expanding and to better serving its global customers. Selling, general and administrative costs, including marketing costs were up 46.2% from the second quarter of the prior year, and were up 39.7% for the first six months of fiscal 1998. Selling, general and administrative costs for the first half of fiscal 1998 amounted to 16.3% of revenues versus 12.9% in the first half of fiscal 1997. Mattel has become a substantial customer in the current fiscal year, further diversifying the Company's revenue.

Zindart, which was founded in 1978, is a Hong Kong based manufacturer of high-quality detailed metal die-cast and plastic molded collectibles, ornaments, and toys. Its major customers are in the United States.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to materially differ from those anticipated. Risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for the Company's products, changes in economic conditions, construction delays with respect to the Company's new facilities, logistical problems in consolidation production at a single facility and other risks described in the Form 20-F for the fiscal year ended March 31, 1997. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

Zindart prepares its financial results in U.S. dollars in accordance with U.S. GAAP.

CONTACT:       Zindart Ltd.                    William Dunk Partners, Inc.
               Feather Fok                     Deborah Passik
               COO & CFO                       P.O. Box 3687,  Chapel  Hill,  NC
27515
               Phone: 011/852-2666-1742        Phone: 919-929-4100
               Email: featherf@zindart.com     Fax: 919-929-1186

                                 ZINDART LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
        (in thousands of United States dollars, except per share amounts)

                                              THREE MONTHS ENDED    SIX MONTHS ENDED
                                                 SEPTEMBER 30         SEPTEMBER 30

                                                 (UNAUDITED)           (UNAUDITED)
                                                 1997       1996      1997        1996
Net sales                                      $19,179    $16,420   $35,731     $32,398

Cost of sales                                   13,537     12,229    25,103      24,419
                                               -------    -------   -------     -------

Gross profit                                     5,642      4,191    10,628       7,979

Selling, general and administrative expenses     3,081      2,107     5,815       4,162
                                               -------    -------   -------     -------

Operating income                                 2,561      2,084     4,813       3,817

Other income (expenses), net                       124       (209)      248        (338)
                                               -------    -------   -------     -------

Income before income taxes                       2,685      1,875     5,061       3,479

Provision for income taxes                         224        143       439         284
                                               -------    -------   -------     -------

Net income before minority interest              2,461      1,732     4,622       3,195

Minority interest                                  213        287       272         425
                                               -------    -------   -------     -------

Net income                                     $ 2,248    $ 1,445   $ 4,350     $ 2,770
                                               =======    =======   =======     =======

Earnings per share                             $  0.33    $  0.29   $  0.65     $  0.55
                                               =======    =======   =======     =======


Weight average number of shares outstanding      6,916      5,000     6,714       5,000
during the period

Number of shares outstanding as of period        6,725      5,000     6,725       5,000
end

                           CONSOLIDATED BALANCE SHEETS
                     (in thousands of United States dollars)

                                                               SEPTEMBER 30
                                                                (UNAUDITED)
                                                                   1997               1996
ASSETS:
Cash and bank deposits                                           $  8,613          $   4,253
Accounts receivable, net                                           15,951             10,599
Due from related companies                                             --                  3
Deposits and prepayments                                            2,510              1,376
Inventories, net                                                    8,399              8,144
                                                                  -------            -------
  Total current assets                                             35,473             24,375
Property, plant, equipment and capital leases, net                 12,371             11,216
Construction-in-progress                                            6,339                 --
Long-term investments                                                 179                179
Deferred stock issuance costs                                          --                378
Goodwill, net                                                          63                 72
                                                                  -------            -------
  Total assets                                                    $54,425            $36,220
                                                                  =======            =======

Short-term bank borrowings                                        $    --              5,555
Long-term bank loans, current portion                                  --                811
Capital lease obligations, current portion                            594              1,164
Accounts payable                                                    2,317              4,194
Receipt in advance                                                  2,907              1,616
Accrued liabilities                                                 9,318              4,579
Due to related companies                                               --                 41
Taxation payable                                                      872                651
                                                                  -------            -------
  Total current liabilities                                        16,008             18,611
Long-term debts                                                        --              1,336
Capital lease obligations                                           1,206                749
Deferred taxation                                                     120                120
                                                                  -------            -------
  Total liabilities                                                17,334             20,816

MINORITY INTEREST                                                   1,315              1,026

Paid-in capital                                                       435                323
Additional paid-in capital                                         14,031                 --
Retained earnings                                                  21,310             14,055
                                                                  -------            -------
  Total Shareholders' Equity                                       35,776             14,378
                                                                  -------            -------
  Total Liabilities, Minority Interests and
    Shareholders' Equity                                          $54,425            $36,220
                                                                  =======            =======

SUPPLEMENTAL INFORMATION

        Zindart Limited ("Zindart" or the "Company") is a leading manufacturer of high-quality die-cast and injection-molded products for the premier U.S. designers and marketers of die-cast collectibles, holiday ornaments and toys.

        Sales to three major customers -- Hallmark, Ertl and Mattel -- account for a majority of Zindart's total net sales. Zindart's dependence on these customers is expected to continue in the foreseeable future. Although management believes that any one of its customers could be replaced eventually, the loss of any one of its major customers or a material reduction in received or anticipated orders from such customer would have a material adverse effect on Zindart's business, financial condition and results of operations. Zindart may also experience fluctuations in quarterly sales and related net income compared with the prior year's comparable quarter due to the timing of receipt of orders from its customers for die-cast collectibles, toys and molds, the shipment of such products and the timing of Company expenses. As a result, Zindart may experience quarterly or annual variations in operating results or, in any event, Zindart's results may not meet analyst's expectations from time to time, either of which could adversely affect the trading price of Zindart's American Depositary Shares. Zindart is also subject to certain risks relating to the conduct of business in Hong Kong and the People's Republic of China (the "PRC"). For more discussion of these and other risks relating to Zindart, see Zindart's Annual Report on Form 20-F for the year ended March 31, 1997 (the "Form 20-F").

        Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to materially differ from those anticipated. Risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for the Company's products, changes in economic conditions, construction delays with respect to the Company's new facilities, logistical problems in consolidation production at a single facility and other risks described in the Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.


Results of Operations

        The table below sets forth certain statement of operations data as a percentage of net sales for the three months and six months ended September 30, 1996 and 1997.

                                                     THREE MONTHS ENDED         SIX MONTHS ENDED
                                                        SEPTEMBER 30,             SEPTEMBER 30,

                                                     1997         1996         1997         1996
                                                     ----         ----         ----         ----
Net sales                                           100.0%       100.0%       100.0%      100.0%
Gross profit                                         29.4%        25.5%        29.7%       24.6%
Selling, general and administrative expenses         16.1%        12.8%        16.3%       12.9%
Operating income                                     13.4%        12.7%        13.5%       11.8%

Income before income taxes                           14.0%        11.4%        14.2%       10.7%
Provision for income taxes                            1.2%         0.9%         1.2%        0.9%
Minority interests                                    1.1%         1.8%         0.8%        1.3%
Net income                                           11.7%         8.8%        12.2%        8.6%

Three months ended September 30, 1997 and 1996

        Net sales. Net sales for the three months ended September 30, 1997 were $19.2 million, an increase of $2.8 million, or 16.8%, from the same period in 1996. The increase is mainly due to the increase in sales of diecast collectibles to Mattel.

        Gross Profit. Gross profit was $5.6 million for the three months ended September 30, 1997, an increase of $1.5 million, or 34.6%, from the same period in 1996. Gross margin was 29.4% in the three months ended September 30, 1997 as compared to 25.5% in the same period in 1996. This margin growth resulted from a change in product mix and operating improvement as a result of full utilization of Phase I of the Dongguan facility. During the three months ended September 30, 1996, the Company incurred costs associated with operating the new facility in Dongguan at less than full capacity and training new employees.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses were $3.1 million for the three months ended September 30, 1997, an increase of $1 million, or 46.2%, from the same period in 1996. This increase resulted from additional personnel costs associated with supporting growth of the Company's business and additional legal and professional expenses associated with the Company's new status as a public company. The Company anticipates that its selling, general and administrative expenses may increase at a moderate rate in subsequent periods.

        Operating and Net Income. As a result of the factors discussed above, operating income was $2.6 million for the three months ended September 30, 1997, an increase of $0.5 million, or 22.9%, from the same period in 1996. Net income was $2.2 million for the three months ended September 30, 1997, an increase of $0.8 million, or 55.6%, from the same period in 1996.

Six months ended September 30, 1997 and 1996

        Net sales. Net sales for the six months ended September 30, 1997 were $35.7 million, an increase of $3.3 million, or 10.3%, from the same period in 1996. The increase is mainly due to the increase in sales of diecast collectibles to Mattel in the second quarter, partially offset by constrained sales growth in the first quarter resulting from labor shortages that abated early in the second quarter.

        Gross Profit. Gross profit was $10.6 million for the six months ended September 30, 1997, an increase of $2.6 million, or 33.2%, from the same period in 1996. Gross margin was 29.7% in the six months ended September 30, 1997 as compared to 24.6% in the same period in 1996. This margin growth resulted from a change in product mix and operating improvement as a result of full utilization of Phase I of the Dongguan facility. During the six months ended September 30, 1996, the Company incurred costs associated with operating the new facility in Dongguan at less than full capacity and training new employees.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses were $5.8 million for the six months ended September 30, 1997, an increase of $1.7 million, or 39.7%, from the same period in 1996. This increase resulted from additional personnel costs associated with supporting growth of the Company's business and additional legal and professional expenses associated with the Company's new status as a public company. The Company anticipates that its selling, general and administrative expenses may increase at a moderate rate in subsequent periods.

Liquidity and Capital Resources

        During the six months ended September 30, 1997, Zindart financed its operations through cash from operations and sales of equity securities. Zindart increased its working capital in March and April 1997 in connection with the Company's initial public offering, with net proceeds to Zindart of approximately $14.0 million. Cash and cash equivalents and total indebtedness were $8.6 million and $1.8 million respectively, at September 30, 1997. Cash generated from operating activities was $1.3 million for the six months ended September 30, 1997. Cash used by investing activities was $6.1 million, primarily as a result of expenditures for the acquisition of plant and equipment and construction-in-progress of Phase II of the Dongguan facility.

        During the six months ended September 30, 1997, Zindart repaid equipment lease financings of $0.3 million to two equipment lessors. As of September 30, 1997, the aggregate outstanding amount under all leases was $1.8 million. As of September 30, 1997, $2.2 million remained available to draw upon under these leases. These leases require repayment in 48 monthly installments. The first and second leases carry annual interest rates of 9.3% and 7.2%, respectively.

        Zindart has revolving lines of credit with three banks: Standard Chartered Bank, The Hong Kong and Shanghai Banking Corporation Limited and Citibank, N.A. As of September 30, 1997, these lines of credit allowed for aggregate borrowings of up to $16.2 million. As of September 30, 1997, Zindart had no short-term borrowing outstanding under these revolving lines of credit. In May 1997, Zindart renegotiated its banking facilities. As a result,the banks have released all loan covenants, mortgages over properties and pledges of bank deposits previously made by Zindart.

        Consistent with practice in the giftware, collectibles and toy industry, Zindart offers accounts receivable terms to its customers. This practice has created working capital requirements that Zindart generally has financed with net cash balances, internally generated cash flow and loans. Zindart's accounts receivable balance at September 30, 1997 was $15.9 million. Zindart has not experienced any significant problems with collection of accounts receivable from its customers.

        Capital expenditures for the six months ended September 30, 1997 were $6.1 million. Zindart believes that the proceeds from its initial public offering, cash generated from operations and its existing credit facilities will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 18 months. However, this forward-looking statement involves certain risks. See "Risk Factors" in the Form 20-F.

        All of Zindart's sales are denominated either in U.S. Dollars or Hong Kong Dollars. The largest portion of Zindart's expenses are denominated in Hong Kong Dollars, followed by Renminbi (the PRC's currency) and U.S Dollars. The exchange rate of the Hong Kong Dollar is currently pegged to the U.S. Dollar, but during the past several years the market exchange rate has fluctuated within a narrow range. The PRC government sets the exchange rate between the Renminbi and all other currencies. As a result, the exchange rate between the Renminbi and the U.S. Dollar and the Hong Kong Dollar has fluctuated in the past and may fluctuate in the future. If the value of the Renminbi or the Hong Kong Dollar decreases relative to the U.S. Dollar, such fluctuation may have a positive effect on Zindart's results of operations. If the value of the Renminbi or the Hong Kong Dollar increases relative to the U.S. Dollar, such fluctuation may have a negative effect on Zindart's results of operations. Zindart does not currently hedge its foreign exchange positions.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Zindart Limited
                               -------------------------------------------------
                                  (Registrant)


Date  November 10, 1997        By  /s/ Feather S.Y. Fok
     --------------------        -----------------------------------------------
                                   (Signature)